					EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratio of Earnings to Fixed Charges
Thousands, except per share amount
(Unaudited)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,515	$39,198	$37,447	$33,605	$34,294
Other Interest	2,976	1,587	1,937	4,022	4,116
Amortization of Debt Discount and Expense	1,729	1,766	1,503	700	711
Interest Portion of Rentals	2,213	2,130	1,735	1,551	1,523
Total Fixed Charges, as defined	$44,433	$44,681	$42,622	$39,878	$40,644
Earnings, as defined:
Net Income	$63,898	$72,667	$75,122	$69,525	$74,497
Taxes on Income	43,382	49,462	46,671	40,678	44,060
Fixed Charges, as above	44,433	44,681	42,622	39,878	40,644
Total Earnings, as defined	$151,713	$166,810	$164,415	$150,081	$159,201
Ratio of Earnings to Fixed Charges	3.41	3.73	3.86	3.76	3.92